October 18, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Linda Cverkel, Branch Chief

Re:	SEC Comment Letter, dated August 30, 2007
Easton-Bell Sports, Inc.
Form 10-K for the Year Ended December 30, 2006
Filed April 9, 2007
File No. 333-123927
Ladies and Gentlemen:
On behalf of Easton-Bell Sports, Inc. (the “Company”), this letter is being submitted to the Staff of the Securities and Exchange Commission (the “Commission”) in response to the comments in the Staff’s letter dated August 30, 2007 (the “August 30 Letter”) regarding the Company’s 10-K for the year ended December 30, 2006 filed on April 9, 2007 (the “2006 10-K”).
For reference purposes, the comments as reflected in the August 30 Letter are reproduced in bold in this letter, and the corresponding responses of the Company are shown below each comment.
Accordingly, we supplementally advise you as follows:
Form 10-K for the year ended December 30, 2006
Note 2. Acquisitions
1.	We note from your response to our prior comment 2 that the average number of years for the active customers as of April 2006 was approximately 24 years and the average number of years for previous customers was approximately 5 years. However, we are still not clear as to why you believe that the existing customer relationships acquired in the Easton transaction will continue to provide benefits for the next 20 years. In light of your response that the average relationship for the

7855 HASKELL AVENUE • VAN NUYS • CALIFORNIA • 91406-1999 • U.S.A.
TEL 818-781-1587 • 800-347-3901 • FAX: 800-800-8734
www.eastonsports.com

U.S. Securities and Exchange Commission
October 18, 2007

active customers was 24 years, please tell us how you made the assumption that their relationship will continue for another 20 years. Also, please provide us information on the actual attrition rates of these customers since the acquisition in March 2006 and tell us how that would have affected your calculation of the intangible asset as of the date of the acquisition. We may have further comment upon receipt of your response.
Company Response:
Easton’s customer base continues to be very stable. The top thirty customers, which represent over 50.0% of total sales, is comprised of ten customers which date back to the 1970’s and thirteen date back to the 1980’s. Subsequent to March 2006, we have lost one material customer due to bankruptcy. The loss of this customer has an insignificant effect on the useful life of the customer relationships, and therefore, would not materially impact calculation of the twenty year life assigned as of the date of the acquisition.

Based on the stable and long-term customer relationships and the fact that the average customer life has changed minimally since the acquisition in March 2006, the Company continues to believe that the existing customer relationships will provide benefit for twenty years subsequent to such acquisition.
Note 12. Stock Based Employee Compensation, page 63
2.	We note from your response to our prior comment 5 the triggering events included in the definition of “good reason” are outside of the employee’s control. Please tell us whether each employee that holds Class B units which provide the ability to require the Company’s parent to repurchase their shares at fair value if they terminate their employment, has an agreement that sets forth the definition of “good reason” and the related triggering events as described in your response to our prior comment.
Company Response:
There are four employees who hold Class B Units of the Company’s parent and have an employment agreement with the Company. Each of these employment agreements contains a definition of “good reason” that is substantially similar to the one previously provided to the Staff, such that the scope of events that may trigger the employee’s ability to terminate for “good reason” are, with minor variation only, the same as described in our prior response.

U.S. Securities and Exchange Commission
October 18, 2007

3.	We note from your response to our prior comment 6 that you analyzed the modification for the incremental fair value measured on the modification date and noted that there was no incremental fair value. Please revise Note 12 in future filings to include this disclosure.
Company Response:
The Company confirms that in future filings it will include such disclosure.
Quarterly Report on Form 10-Q for the Quarter ended June 30, 2007
Consolidated Statements of Operations, page 4
4.	We note that you have presented the gain on the sale of your former Chicago facility as a component of other income and expense in your consolidated statement of operations. In future filings, please revise to include this gain as a component of your income from operations. Refer to the guidance outlined in paragraph 45 of SFAS No.144.
Company Response:
The Company confirms that in future filings it will include such gain as a component of income from operations.
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Please be advised that, in connection with the Staff’s comments in the August 30 Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
October 18, 2007

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (818) 902-5803.
Very truly yours,
/s/ Mark Tripp
Mark Tripp

cc:	Claire Erlanger Josh Leuchtenburg Craig Marcus

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